October 26, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Re:	H&R Block, Inc.
Form 10-K for the fiscal year ended April 30, 2010
Form 10-Q for the quarter ended July 31, 2010
File No. 1-6089
Dear Mr. Spirgel:
This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated October 12, 2010 to Alan Bennett, the Chief Executive Officer of H&R Block, Inc. (the “Company”), regarding the Company’s Form 10-K for the year ended April 30, 2010, and Form 10-Q for the three months ended July 31, 2010 (the “Staff Comment Letter”).
Comments 1 through 5 in the Staff Comment Letter for which you required specific response are reproduced below, with our response immediately following each comment.
We acknowledge that the accuracy of the disclosures in our SEC filings is the responsibility of the Company. We also acknowledge that Staff comment or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended April 30, 2010
Management’s Discussion and Analysis, page 17
Discontinued Operations, page 23
1.	We note in your discussion of discontinued operations that your former mortgage loan origination and servicing business is included in discontinued operations. Please expand the discussion to include a detailed description of the remaining financial commitments related to your discontinued mortgage operations, including the principal amount of mortgages sold in the sale of Option One that are subject to continuing guarantees as of the end of each of the periods presented. Please expand the disclosures in Note 16 accordingly.
Sand Canyon Corporation (“SCC”, fka Option One Mortgage Corporation) ceased originating mortgage loans in December of 2007. Remaining servicing operations were sold in April 2008. The sale of servicing assets did not include the sale of any mortgage

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loans. Mortgage loans were, however, routinely sold or securitized when SCC was an active originator.
In connection with the reporting of SCC as a discontinued operation, we considered whether there was significant continuing involvement in the operations of SCC after the disposal transaction. Because the disposal of SCC was completed through the sale of its remaining servicing assets, SCC retained contingent liabilities that arose from the operations of SCC prior to its disposal; including mortgage loan repurchase obligations, contingent liabilities associated with litigation and related claims, lease commitments, and employee termination benefits. SCC also retained residual interests in certain mortgage loan securitization transactions prior to cessation of our origination business.

At the time of its exit from the loan origination business, the outstanding unpaid principal balance of loans originated and transferred totaled $50.4 billion, including loans previously transferred through private-label securitization transactions of $17.2 billion and whole loan sales of $33.2 billion of which 1% were with government-sponsored enterprises (FNMA and FHLMC). The outstanding unpaid principal balance at June 30, 2010, (as reported by the servicer of those loans) totaled $33.2 billion, a decline of 34% from April 30, 2008. Outstanding loan principal at June 30, 2010 included $11.3 billion related to loan securitizations and $21.9 billion relating to whole loan sales.

All claims asserted against SCC from May 2008 through July 2010 have related to loans originated during calendar year 2005 through 2007. SCC originated approximately $84 billion in loans during calendar year 2005 through 2007, of which approximately 39% have been paid in full.

With respect to the transfer of loans, SCC made certain representations and warranties, including matters such as ownership of the loan, validity of lien securing the loan, the loan’s compliance with SCC’s underwriting criteria and similar matters. In the event that there is a material breach of a representation and warranty, SCC may be obligated to repurchase a loan or otherwise indemnify certain parties for losses incurred as a result of loan liquidation. SCC has recorded a reserve for these contingent losses as of July 31, 2010 of $188.1 million. The reserve is SCC’s best estimate of the probable loss that may occur in relation to representations and warranties. While SCC uses the best information available to it in estimating its representation and warranties reserve, the level of the reserve is inherently difficult to estimate and requires considerable management judgment. There may be a wide range of reasonably possible losses in excess of the recorded liability that cannot be estimated with certainty, primarily due to difficulties inherent in estimating the level of future claims that will be asserted and the percentage of those claims that are valid. To the extent that valid claim volumes in the future exceed current estimates, or the value of mortgage loans and residential home prices decline, future losses may be greater than our current estimates and those differences may be significant.

We will expand our disclosures prospectively to include a discussion of these matters.

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Financial Statements
Report of Independent Registered Public Accounting Firm, page 36
2.	Please have your auditors revise their report to include the City and State where issued, pursuant to Rule 2-02(a) of Regulation S-X.

Our auditors will include the city and state of issuance on their report in future filings with the Commission.
Note 1 – Summary of Significant Accounting Policies, page 42
3.	We note on page 47 that you record a gain on the sale of franchise operations if the sale qualifies as a divestiture for accounting purposes. Please include an accounting policy for recording such gains, including a discussion of the impact of financing these sales through the Franchise Equity Lines of Credit discussed on page 27 on your determination of whether such sales qualify as divestitures for which immediate gain recognition is appropriate.

Sales of company-owned offices to franchisees frequently involve seller-provided financing. In those instances, we have concluded that immediate gain recognition is not appropriate in the absence of minimum cash down-payments and equity thresholds. As such, we defer gain recognition upon closing of the transaction until such time as these thresholds are met.

Effective with the filing of the Company’s Form 10-K for the year ending April 30, 2011; the Company’s summary of significant accounting policies will include the following disclosure:

“GAINS ON SALES OF TAX OFFICES – We periodically sell company-owned tax offices to franchisees. These sales can be financed by franchisees through loans offered by an affiliate of the Company (Affiliate Loans). Gains are recorded upon determination that collection of the sales proceeds is reasonably assured. Gains are initially deferred when they are financed with Affiliate Loans and are recognized after minimum payments and equity thresholds are met. Gains are reported in operating income due to their recurring nature, and are included as a reduction of selling, general and administrative expenses in our consolidated income statements.”
Note 16 – Commitments and Contingencies, page 59
4.	Please tell us, and disclose in future filings, how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE’s, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

SCC records a reserve for contingent losses relating to representation and warranty claims by estimating loan repurchase and indemnification obligations on both known claims and projections of future claims. Projections of future claims are based on an analysis that includes a combination of reviewing repurchase activity, actual defaults

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and loss severities, inquiries from various third parties, the terms and provisions of related agreements, and the historical rate of repurchase and indemnification obligations related to breaches of representations and warranties.
Effective with the filing of the Company’s Form 10-Q for the three months ending October 31, 2010; the Company will include additional relevant disclosure related to SCC’s reserve methodology consistent with our response below. Items in response to your request that will not be included in future disclosures are noted as such.
a.	Any differences in the specific methodology used to calculate the reserve that may result from the type of counterparty to the contract.

SCC’s reserve methodology considers the probability that individual counterparties (whole-loan purchasers, private label securitizations, and monoline insurers) will assert future claims. That assessment is typically based on historical claim activity by counterparty. With the exception of this factor, the methodology used in calculating the reserve does not differ based on the counterparty.

b.	The specific information you are relying on from Ameriprise, how that information is used to establish the repurchase reserves and how you validate the reliability of the information obtained.

SCC sold its servicing business to American Home Mortgage (AHM) in April 2008 and AHM remains the servicer for the majority of the loans that were originated by SCC. AHM provides SCC with objective loan-level servicing information such as payment status and remaining loan balance, but does not perform any analysis related to the establishment of SCC’s reserve. SCC reviews the information received from AHM for significant changes or fluctuations in assessing its reliability.

c.	Disclose how and where the level of allowances established related to the repurchase reserves are classified in the financial statements.

Repurchase reserves are classified as a current liability and included in accounts payable, accrued expenses and other current liabilities on our consolidated balance sheets. There have been no provisions for additional losses included in the income statement since April 30, 2008; however, loss provisions would be recorded net of tax in discontinued operations.

d.	Discuss the type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim and clarification of the term rejected claim as compared to cured claim.

Claims received by SCC have primarily related to allegations of material breaches of representations and warranties related to a loan’s compliance with the applicable underwriting standards established by SCC at origination, borrower fraud, and credit exceptions without sufficient compensating factors.

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We have identified trends related to time period and loan vintage. The claims asserted against SCC in the last twelve-month period represent 36% of all claims asserted since April 2008. The majority of these claims relate to loans that became delinquent within the first two years following the origination of the mortgage loan. We believe the longer a loan performs prior to defaulting, the less likely the default will be related to a breach of a representation and warranty. All claims asserted against SCC from May 2008 through July 2010 have been related to loans originated during calendar year 2005 through 2007. Additionally, approximately 88% of the claims are from those originated in calendar years 2006 and 2007.

The gross principal balance of breach of representations and warranties claims asserted against SCC for the 27-month period from May 1, 2008 through July 31, 2010 totaled approximately $686 million. As of July 31, 2010, SCC had completed its review of claims totaling approximately $550 million. Upon review of the facts, circumstances and evidence associated with these claims, existence of a repurchase or indemnification obligation was identified in claims totaling approximately $145 million. SCC has complied with its obligations by either repurchasing mortgage loans and REO properties, providing for the reimbursement of losses in connection with liquidated REO properties, or reaching other settlement. Net losses incurred related to these claims total approximately $55 million. We rejected claims of approximately $405 million where the facts, circumstances and evidence did not establish that a repurchase or indemnification obligation existed. Claims totaling approximately $136 million remained subject to review.

We do not generally have claims that can be “cured,” therefore, any claim that we determine is not valid is considered a rejected claim. Based on such, we will not include language regarding “cured” claims in our disclosure.

e.	Disclose the cure rate, details regarding any time period or other requirements for your response to a repurchase request, your methodology used in determining the amount for any claimant that experiences negative trends, and discuss any trends in terms of the losses associated with the various types of defects.

SCC generally has 60 to 120 days to respond to breaches of representation and warranty claims. SCC performs a loan-by-loan review of all repurchase claims and, for those claims that SCC has determined are valid, SCC has complied with its obligations by either repurchasing mortgage loans and REO properties, providing for the reimbursement of losses in connection with liquidated REO properties, or reaching other settlement. SCC’s reserve methodology considers the probability that individual counterparties will assert future claims. That assessment is typically based on historical claim activity by counterparty. Based on recent liquidations, loss severity rates have approximated 60%.

The vast majority of SCC’s breaches, which have resulted in losses, are due to noncompliance with underwriting standards or borrower fraud.

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We do not generally have claims that can be “cured,” therefore, any claim that we determine is not valid is considered a rejected claim. Based on such, we will not include language regarding “cured” claims in our disclosure.

f.	Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

SCC complies with its obligations by either repurchasing mortgage loans or REO properties, providing for the reimbursement of losses in connection with liquidated REO properties, or other settlement. Net losses related to representation and warranty obligations total $55 million for the period from May 1, 2008 through July 31, 2010. Approximately 25% of such total losses relate to repurchased loans with the majority of the remaining losses representing indemnification payments on liquidated REO properties. SCC has not observed any material trends related to average settlement amounts. Repurchased loans are considered held for sale and are included in prepaid expenses and other current assets on our consolidated balance sheets.

The net balance of all mortgage loans held for sale by SCC was $15.3 million at July 31, 2010. Based on the immaterial amount of loans held for sale, they are not included in our disclosures related to non-performing loans.

g.	Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

Generally, these representations and warranties are not subject to expiration. The majority of representation and warranty claims asserted against SCC relate to loans that became delinquent within the first two years following the origination of the mortgage loan. All claims asserted against SCC from May 2008 through July 2010 have been related to loans originated during calendar year 2005 through 2007. Additionally, approximately 88% of the claims are from those originated in calendar years 2006 and 2007.

h.	Provide a roll forward of your reserves for the periods presented.

We will include a roll forward of representation and warranty reserves for each period presented in future filings with the Commission (included below).

Three months ended July 31,	2010	2009
Balance, beginning of period	$188,200	$206,595
Provisions	—	—
Losses from repurchase and indemnifications	(70)	(4,214)

Balance, end of period	$188,130	$202,381

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5.	As a related matter, please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you cannot estimate the range, please disclose the reasons for your belief that the range cannot be estimated. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

Effective with the filing of the Company’s Form 10-Q for the three months ending October 31, 2010; the Company’s commitments and contingencies footnote, and disclosures related to critical accounting estimates, will include the following expanded information related to representations and warranties exposure:

SCC’s reserve for loan repurchase and indemnification obligations represents its best estimate of probable losses for breaches of related representations and warranties. While SCC uses the best information available to it in estimating its representation and warranties reserve, the level of the reserve is inherently difficult to estimate and requires considerable management judgment. There may be a wide range of reasonably possible losses in excess of the recorded liability that cannot be estimated with certainty, primarily due to difficulties inherent in estimating the level of future claims that will be asserted and the percentage of those claims that are valid. To the extent that valid claim volumes in the future exceed current estimates, or the value of mortgage loans and residential home prices decline, future losses may be greater than our current estimates and those differences may be significant.
Please contact me at (816) 854-4559 if additional information is necessary in response to the Staff’s comments.
Sincerely,
/s/ Colby Brown
Corporate Controller
H&R Block, Inc.

cc:	Jeffrey T. Brown, Chief Financial Officer
Jim Ash, Interim General Counsel
Howard Cohen, Partner, Deloitte & Touche LLP
David Baker Lewis, Audit Committee Chairman